[redacted]

SEC Mail Processing Section

AUG 29 2008

Washington, DC 101

SECUR 08032572 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KILLARNEY SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 PARK AVENUE, SUITE 1154
(No. and Street)

NEW YORK (City) NY (State) 10169-1141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERROL H. BRICK (212) 949-6656
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYS & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE, 10TH FLOOR (Address) NEW YORK (City) NY (State) 10022-5892 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ERROL H. BRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KILLARNEY SECURITIES CORPORATION, as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

DANA FOGG
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FO6102832
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES DEC. 8, 20 11

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED JUNE 30, 2008 AND 2007

KILLARNEY SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED JUNE 30, 2008 AND 2007

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA
J. TIMOTHY GARLAND, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Killarney Securities Corporation as of June 30, 2008 and 2007 and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Killarney Securities Corporation as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

August 26, 2008
New York, New York

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	June 30, 2008	June 30, 2007
ASSETS		
Cash and cash equivalents	$ 55,095	$ 55,340
Due from Killarney Advisors Incorporated	531,038	355,120
Accounts receivable	-	22,500
Prepaid expenses	-	1,240
Securities, at fair value (cost of $35,950)	40,930	42,826
	$ 627,063	$ 477,026
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses and other liabilities	$ 309	$ -
Deferred income taxes	-	2,000
Total liabilities	309	2,000
Commitments and contingencies (Notes 3, 5, 6, 7 and 8)		
Shareholder's equity	626,754	475,026
	$ 627,063	$ 477,026

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF OPERATIONS

	Year ended June 30, 2008	Year ended June 30, 2007
Revenue		
Capital markets advisory and consulting fees	$ 494,226	$ 524,075
Unrealized loss on securities	(1,896)	(114)
Interest income	125	1,246
Other income	35,000	-
	527,455	525,207
Expenses		
Occupancy and administrative costs	333,063	358,469
Office and miscellaneous expenses	24,481	18,217
Dues and subscriptions	3,092	775
	360,636	377,461
Income before provision for income taxes	166,819	147,746
Provision (benefit) for income taxes		
Current	17,091	10,395
Deferred	(2,000)	2,800
	15,091	13,195
Net income	$ 151,728	$ 134,551

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED JUNE 30, 2008 AND 2007

	Common stock (1)	Additional paid-in capital	Retained earnings	Total
Balance, July 1, 2006	$ 5	$ 10,495	$ 414,975	$ 425,475
Net income	-	-	134,551	134,551
Dividends paid	-	-	(85,000)	(85,000)
Balance, June 30, 2007	5	10,495	464,526	475,026
Net income	-	-	151,728	151,728
Balance, June 30, 2008	$ 5	$ 10,495	$ 616,254	$ 626,754

(1) Par value $0.01 per share, 1,000 shares authorized, 500 shares issued and outstanding.

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

	Year ended June 30,	
	2008	2007
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net income	$ 151,728	$ 134,551
Adjustments to reconcile net income to net cash (used in) provided by operating activities		
Unrealized loss on securities	1,896	114
Deferred income taxes	(2,000)	2,800
Changes in operating assets and liabilities		
Accounts receivable	22,500	(22,500)
Prepaid expenses	1,240	(1,240)
Due from Killarney Advisors Incorporated	(175,918)	(15,341)
Accrued expenses and other liabilities	309	(8,915)
Net cash (used in) provided by operating activities	(245)	89,469
Cash flows from investing activities		
Cash paid for securities purchased	-	(25,000)
Cash flows from financing activities		
Dividends paid	-	(85,000)
Net decrease in cash and cash equivalents	(245)	(20,531)
Cash and cash equivalents, beginning of year	55,340	75,871
Cash and cash equivalents, end of year	$ 55,095	$ 55,340
Supplemental disclosure of cash flow information		
Income taxes paid	$ 768	$ 20,104

The accompanying notes are an integral part of these financial statements.

KILLARNEY SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2008 AND 2007

1 The Company

Killarney Securities Corporation (the "Company") was incorporated under the laws of the State of New York and is registered as a broker-dealer under section 15(b) of the Securities Exchange Act of 1934. The Company is an investment banking firm operating principally in the United States with an office located in New York City. The Company's principal business activities include municipal securities broker, private placements of securities and investment banking advisory services to institutional clients. The Company is licensed as a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"). The Company carries no customer funds and is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

2 Significant accounting policies

Revenue recognition

Revenue from capital markets advisory and consulting fees is recognized when earned, and no longer subject to renegotiation or refund, which generally approximates when the services are performed.

During fiscal year 2008, the Company received $35,000 as a one-time special payment from FINRA in connection with the NASD's consolidation with the New York Stock Exchange. This amount is included as other income in the accompanying statement of operations.

Cash and cash equivalents

The Company considers all highly liquid financial instruments, with a maturity of three months or less when purchased to be cash equivalents.

For purposes of reporting cash flows, cash and cash equivalents include bank deposits due on demand and money market funds, which invest principally in U.S. government securities. All of the Company's cash balances are held at one financial institution and at times may exceed government insured limits.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are recognized in operations in the reporting period incurred.

Income taxes

On March 1, 1996, the Company, with the consent of its shareholder, elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. A similar election has also been made for New York State purposes. No such election, however, is available for New York

2 Significant accounting policies (continued)

City purposes. Applicable New York City income taxes have been provided for in the accompanying financial statements.

Commencing during the fiscal year ended June 30, 2005 the Company began filing its New York City income tax returns on a combined basis with Killarney Advisors Incorporated ("Advisors"), a corporation wholly-owned by the Company's sole shareholder. The Company records its provision for income taxes as amounts due to Advisors based upon the estimated taxes that would be due if the Company had filed its New York City income tax returns on a separate entity basis. Amounts due to Advisors for current and deferred income taxes are included in due from Killarney Advisors Incorporated in the accompanying consolidated balance sheets.

The Company uses the liability method to account for deferred income taxes. Under the liability method, deferred income taxes are recorded to reflect the tax consequences on future years for differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. These taxes are calculated based on the tax rates, which will be in effect when these temporary differences are expected to reverse and based on the tax laws as currently enacted.

The Company has elected the cash basis of accounting for Federal, state and local income tax purposes. Additionally, the Company maintains a June 30 year-end for financial reporting purposes and a December 31 year-end for income tax reporting purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3 Securities

In April 2000, the Company purchased three hundred (300) warrants which allowed the Company to acquire shares of The NASDAQ Stock Market, Inc. ("NASDAQ") common stock owned by the NASD. Each warrant entitled the Company to purchase four shares of NASDAQ common stock. The warrants were exercisable in four installments commencing on the 2nd anniversary of the date issued. The exercise price per share of common stock was $13 for installment one, $14 for installment two, $15 for installment three and $16 for installment four. Each installment was exercisable for a one-year period with each subsequent installment becoming exercisable following the expiration of the previous installment. The shares of common stock were non-transferable for a period of six months following the issue date. Installments one and two were not exercised by their expiration dates. Installment three was exercised on June 27, 2005 and the Company acquired 300 shares of NASDAQ common stock for $4,500. Installment four was exercised on May 30, 2006 and the Company acquired 300 shares of NASDAQ common stock for $4,800.

3 Securities (continued)

In April 2007, the Company purchased twenty-five thousand (25,000) shares of OTC Valuations Ltd. OTC Valuations Ltd. is a newly formed privately held company located in British Colombia, Canada. In the absence of a readily determinable market value, management has determined that the fair market value of its investment approximates cost as of June 30, 2008.

	Shares	Cost	FMV
NASDAQ Stock Market, Inc.	600	$ 10,950	$ 15,930
OTC Valuations Ltd.	25,000	25,000	25,000
		$ 35,950	$ 40,930

4 Income taxes

The provision (benefit) for income taxes is summarized as follows:

	Year ended June 30,	
	2008	2007
New York City General Corporation Tax		
Current	$ 16,323	$ 10,295
Deferred	(2,000)	2,800
New York State Franchise Tax	459	100
Delaware LLC Filing Tax	309	-
	$ 15,091	$ 13,195

5 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At June 30, 2008, the Company had net capital of $68,326, which was $63,326, in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .005:1.

6 Related party transactions

The Company shares office facilities with Advisors and is allocated a portion of such costs based upon revenue earned by both companies. The Company and Advisors perform investment banking and advisory services, respectively and utilize the same employees. Such allocated costs, which are included as occupancy and administrative costs in the accompanying statements of operations, totaled $333,063, and $358,469, for the years ended June 30, 2008 and 2007, respectively. Revenue that is subject to FINRA regulation (as determined by the Company with its counsel) and all related expenses, are either allocated to or directly incurred by the Company. All other business activity is conducted by the Company's affiliate, Advisors.

Accordingly, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

In addition, from time to time, the Company receives advances from, or advances funds to, Advisors to be used for working capital purposes. These advances are non-interest bearing, payable on demand and are included in due from Killarney Advisors Incorporated at June 30, 2008 and 2007.

7 Concentrations

During the year ended June 30, 2008, the Company had six clients that accounted for 100% of the Company's revenue. During the year ended June 30, 2007, the Company had three clients that accounted for 90% of the Company's revenue.

8 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

KILLARNEY SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISION

JUNE 30, 2008

NET CAPITAL		
Total shareholder's equity		$ 626,754
Less non-allowable assets		
Non-marketable securities	25,000	
Due from Killarney Advisors Incorporated	531,038	
		556,038
Total net capital before haircuts		70,716
Less haircuts on securities		
Other securities		2,390
Net capital		$ 68,326
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness		$ 309
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 21
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above amounts)		$ 5,000
Excess net capital		$ 63,326
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 68,295
Ratio of aggregate indebtedness to net capital		0.005:1

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report on form X-17A-5 as amended.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA
J. TIMOTHY GARLAND, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Killarney Securities Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplementary information of Killarney Securities Corporation (the "Company") as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hays & Company LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

August 26, 2008
New York, New York

END